Citigroup Global Markets Holdings Inc.

Term Sheet No. 2022–USNCH[ ]

dated January 31, 2022 relating to
Preliminary Pricing Supplement No. 2022–USNCH[ ]

dated January 31, 2022

Registration Statement Nos. 333-255302 and 333-255302-03

Filed Pursuant to Rule 433

Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Worst Performing of the S&P 500® Index, the Russell 2000® Index and the Dow Jones Industrial AverageTM due February 27, 2026

Term Sheet to Preliminary Pricing Supplement No. 2022–USNCH[ ] dated January 31, 2022

Key Terms
Issuer	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.
Term	Approximately 4 years, unless earlier automatically redeemed
Underlyings	The S&P 500® Index, the Russell 2000® Index and the Dow Jones Industrial AverageTM (each, an “underlying”)
Stated Principal Amount	$1,000 per security
Pricing Date	February 28, 2022*
Issue Date	March 3, 2022*
Valuation Dates	The 24th day of each February, May, August and November, beginning in May 2022 and ending on February 24, 2026 (the “final valuation date”)*
Maturity Date	February 27, 2026*
Contingent Coupon Payment Dates	For each valuation date, the third business day after such valuation date, except that the contingent coupon payment date for the final valuation date will be the maturity date.
Contingent Coupon	See “Contingent Coupon Payments” below
Payment at Maturity	See “Payment at Maturity” below
Automatic Early Redemption	See “Automatic Early Redemption” below
Potential Autocall Dates	Each valuation date beginning in August 2022 and ending in November 2025
Initial Underlying Value	For each underlying, its closing value on the pricing date
Coupon Barrier Value	For each underlying, 80% of its initial underlying value
Final Barrier Value	For each underlying, 80% of its initial underlying value
Underlying Performance Factor	For each underlying on any valuation date, its closing value on that valuation date divided by its initial underlying value.
Worst performing underlying	For any valuation date, the underlying with the lowest underlying performance factor determined as of that valuation date
Calculation Agent	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount and Commission	Up to 2.50%, of which dealers, including Wells Fargo Advisors (the trade name of the retail brokerage business of its affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC) (“WFA”), may receive a selling concession of 1.50% and WFA will receive a distribution expense fee of 0.075%. In respect of certain securities sold in this offering, CGMI may pay a fee of up to 0.1% to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	17330AGX4 / US17330AGX46
Investment Description

•  Linked to the worst performing of the S&P 500® Index, the Russell 2000® Index and the Dow Jones Industrial AverageTM (each referred to as an “underlying”)

•   Unlike ordinary debt securities, the securities do not provide for fixed payments of interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic redemption prior to maturity upon the terms described below. Whether the securities pay a contingent coupon, whether the securities are automatically redeemed prior to maturity and, if they are not automatically redeemed, whether you are repaid the stated principal amount of your securities at maturity will depend in each case on the closing value of the worst performing underlying on the relevant valuation date. The worst performing underlying on any valuation date is the underlying that has the lowest underlying performance factor on that valuation date

•   Contingent Coupon. The securities will pay a contingent coupon on a periodic basis until the earlier of maturity or automatic redemption if, and only if, the closing value of the worst performing underlying on the relevant valuation date is greater than or equal to its coupon barrier value. However, if the closing value of the worst performing underlying on a valuation date is less than its coupon barrier value, you will not receive any contingent coupon on the relevant contingent coupon date. If the closing value of the worst performing underlying is less than its coupon barrier value on every valuation date, you will not receive any contingent coupons throughout the entire term of the securities. The contingent coupon will be determined on the pricing date and will be equal to at least 2.3125% of the stated principal amount (equivalent to a contingent coupon rate of at least 9.25% per annum)

•   Automatic Redemption. If the closing value of the worst performing underlying on any potential autocall date from August 2022 to November 2025, inclusive, is greater than or equal to its initial underlying value, we will automatically redeem the securities for the stated principal amount plus the related contingent coupon payment

•   Potential Loss of Principal. If the securities are not automatically redeemed prior to maturity, you will receive the stated principal amount at maturity if, and only if, the closing value of the worst performing underlying on the final valuation date is greater than or equal to its final barrier value. If the closing value of the worst performing underlying on the final valuation date is less than its final barrier value, you will lose a significant portion, and possibly all, of the stated principal amount of your securities

•   The coupon barrier value and final barrier value for each underlying are each equal to 80% of its initial underlying value

•   If the securities are not automatically redeemed prior to maturity, you will have full downside exposure to the worst performing underlying from its initial underlying value if its closing value on the final valuation date is less than its final barrier value, but you will not participate in any appreciation of any underlying and will not receive any dividends on securities included in any underlying

•   Your return on the securities will depend solely on the performance of the underlying that is the worst performing underlying on each valuation date. You will not benefit in any way from the performance of any better performing underlying. Therefore, you will be adversely affected if any underlying performs poorly, even if any other underlying performs favorably

•   All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you could lose some or all of your investment

•   The securities will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the securities unless you are willing to hold them to maturity

* Expected. To the extent that the issuer makes any change to the expected pricing date or expected issue date, the valuation dates and maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.

On the date of the related preliminary pricing supplement, Citigroup Global Markets Holdings Inc. expects that the estimated value of the securities on the pricing date will be at least $960.90 per security, which will be less than the public offering price. The estimated value of the securities is based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the accompanying preliminary pricing supplement.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 4 in this term sheet, “Summary Risk Factors” in the accompanying preliminary pricing supplement and “Risk Factors Relating to the Securities” in the accompanying product supplement.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Contingent Coupon Payments

On each contingent coupon payment date, unless previously redeemed, the securities will pay a contingent coupon equal to at least 2.3125% of the stated principal amount of the securities (equivalent to a contingent coupon rate of at least 9.25% per annum) (to be determined on the pricing date) if and only if the closing value of the worst performing underlying on the immediately preceding valuation date is greater than or equal to its coupon barrier value.

If the closing value of the worst performing underlying on any valuation date is less than its coupon barrier value, you will not receive any contingent coupon payment on the immediately following contingent coupon payment date.

Automatic Early Redemption

If, on any potential autocall date, the closing value of the worst performing underlying is greater than or equal to its initial underlying value, each security you then hold will be automatically redeemed on the immediately following contingent coupon payment date for an amount in cash equal to $1,000 plus the related contingent coupon payment.

If the securities are automatically redeemed, they will cease to be outstanding on the related contingent coupon payment date and you will have no further rights under the securities after such contingent coupon payment date.

Payment at Maturity

If the securities are not automatically redeemed prior to maturity, you will receive at maturity for each security you then hold (in addition to the contingent coupon due at maturity, if any):

▪	if the closing value of the worst performing underlying on the final valuation date is greater than or equal to its final barrier value: $1,000; or

▪	if the closing value of the worst performing underlying on the final valuation date is less than its final barrier value:

$1,000 × the underlying performance factor of the worst performing underlying on the final valuation date

If the closing value of the worst performing underlying on the final valuation date is less than its final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity, and you will not receive any contingent coupon payment at maturity.

Hypothetical payout profile

The following profile illustrates the potential payment at maturity on the securities (excluding the final contingent coupon payment, if any) for a range of hypothetical performances of the worst performing underlying on the final valuation date from its initial underlying value to its closing value on the final valuation date, assuming the securities have not been automatically redeemed prior to the maturity date.

This graph has been prepared for purposes of illustration only. Your actual return on the securities will depend on the actual closing value of the worst performing underlying on the final valuation date and whether you hold your securities to the maturity date. The performance of any better performing underlying is not relevant to your return on the securities.

Hypothetical Returns

If the securities are automatically redeemed:

If the securities are automatically redeemed prior to maturity, you will receive the stated principal amount of your securities plus the related contingent coupon payment on the immediately following contingent coupon payment date. In the event the securities are automatically redeemed, your total return on the securities will equal any contingent coupon payments received prior to such contingent coupon payment date and the contingent coupon payment received on such contingent coupon payment date.

If the securities are not automatically redeemed:

If the securities are not automatically redeemed prior to maturity, the following table illustrates, for a range of hypothetical underlying performance factors of the worst performing underlying on the final valuation date, the hypothetical payment at maturity payable at maturity per security (excluding the final contingent coupon payment, if any). The underlying performance factor of the worst performing underlying on the final valuation date is its closing value on the final valuation date divided by its initial underlying value.

Hypothetical underlying performance factor of worst performing underlying on final valuation date	Hypothetical payment at maturity per security
175.00%	$1,000.00
160.00%	$1,000.00
150.00%	$1,000.00
140.00%	$1,000.00
130.00%	$1,000.00
120.00%	$1,000.00
110.00%	$1,000.00
100.00%	$1,000.00
90.00%	$1,000.00
80.00%	$1,000.00
79.99%	$799.90
70.00%	$700.00
60.00%	$600.00
50.00%	$500.00
40.00%	$400.00
25.00%	$250.00

The above figures do not take into account contingent coupon payments, if any, received during the term of the securities. As evidenced above, in no event will you have a positive return based on the payment at maturity; any positive return will be based solely on the contingent coupon payments, if any, received during the term of the securities.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the securities are not automatically redeemed prior to maturity, the actual amount you will receive at maturity will depend on the actual closing value of the worst performing underlying on the final valuation date. The performance of any better performing underlying is not relevant to your return on the securities.

Selected risk considerations

An investment in the securities is significantly riskier than an investment in conventional debt securities. The securities are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the securities, and are also subject to risks associated with the underlyings. Accordingly, the securities are suitable only for investors who are capable of understanding the complexities and risks of the securities. You should consult your own financial, tax and legal advisors as to the risks of an investment in the securities and the suitability of the securities in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the securities. You should read this summary together with the full description of the risk considerations provided for in the Preliminary Pricing Supplement and the more detailed description of risks relating to an investment in the securities contained in the section “Risk Factors Relating to the Securities” beginning on page EA-7 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

•	You May Lose Some Or All Of Your Investment.

•	You Will Not Receive Any Contingent Coupon On The Contingent Coupon Payment Date Following Any Valuation Date On Which The Closing Value Of The Worst Performing Underlying Is Less Than Its Coupon Barrier Value.

•	Higher Contingent Coupon Rates Are Associated With Greater Risk.

•	The Securities Are Subject To Heightened Risk Because They Have Multiple Underlyings.

•	The Securities Are Subject To The Risks Of Each Of The Underlyings And Will Be Negatively Affected If Any One Underlying Performs Poorly, Regardless Of The Performance Of Any Other Underlying.

•	You Will Not Benefit In Any Way From The Performance Of Any Better Performing Underlying.

•	You Will Be Subject To Risks Relating To The Relationship Between The Underlyings.

•	You May Not Be Adequately Compensated For Assuming The Downside Risk Of The Worst Performing Underlying.

•	The Securities May Be Automatically Redeemed Prior To Maturity, Limiting Your Opportunity To Receive Contingent Coupon Payments.

•	The Securities Offer Downside Exposure To The Worst Performing Underlying, But No Upside Exposure To Any Underlying.

•	The Performance Of The Securities Will Depend On The Closing Values Of The Underlyings Solely On The Valuation Dates, Which Makes The Securities Particularly Sensitive To Volatility In The Closing Values Of The Underlyings.

•	The Securities Are Subject To The Credit Risk Of Citigroup Global Markets Holdings Inc. And Citigroup Inc.

•	The Securities Will Not Be Listed On Any Securities Exchange And You May Not Be Able To Sell Them Prior To Maturity.

•	The Estimated Value Of The Securities On The Pricing Date, Based On CGMI’s Proprietary Pricing Models And Our Internal Funding Rate, Is Less Than The Public Offering Price.

•	The Estimated Value Of The Securities Was Determined For Us By Our Affiliate Using Proprietary Pricing Models.

•	The Estimated Value Of The Securities Would Be Lower If It Were Calculated Based On Wells Fargo’s Determination of The Secondary Market Rate With Respect To Us.

•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Any Person May Be Willing To Buy The Securities From You In The Secondary Market.

•	The Value Of The Securities Prior To Maturity Will Fluctuate Based On Many Unpredictable Factors.

•	We Have Been Advised That, Immediately Following Issuance, Any Secondary Market Bid Price Provided By Wells Fargo, And The Value That Will Be Indicated On Any Brokerage Account Statements Prepared By Wells Fargo Or Its Affiliates, Will Reflect A Temporary Upward Adjustment.

•	The Russell 2000® Index Is Subject To Risks Associated With Small Capitalization Stocks.

•	Our Offering Of The Securities Is Not A Recommendation Of Any Underlying.

•	The Closing Value Of An Underlying May Be Adversely Affected By Our Or Our Affiliates’, Or By Wells Fargo And Its Affiliates’, Hedging And Other Trading Activities.

•	We And Our Affiliates And Wells Fargo And Its Affiliates May Have Economic Interests That Are Adverse To Yours As A Result Of Our And Their Respective Business Activities.

•	The Calculation Agent, Which Is An Affiliate Of Ours, Will Make Important Determinations With Respect To The Securities.

•	Changes That Affect The Underlyings May Affect The Value Of Your Securities.

•	A Contingent Coupon Payment Date And The Stated Maturity Date May Be Postponed If A Valuation Date is Postponed.

•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the stated principal amount per security. Citigroup Global Markets Holdings Inc. and its affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed a registration statement (including a related preliminary pricing supplement, an accompanying product supplement, an accompanying underlying supplement and an accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-255302 and 333-255302-03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, accompanying product supplement, accompanying underlying supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.

Consult your tax adviser

Investors should review carefully the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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